(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports First Quarter 2021 Results and Reinstates Quarterly Dividend

•"Back to Basics" drives strong performance in quarter
•Sales of $590 million, up 28% over prior year
•GAAP diluted EPS of $0.50 and adjusted diluted EPS1 of $0.48, including $0.09 one-time benefit from USDA’s Pandemic Assistance for Cotton Users (PACU) program
•Operating margin of 19.3%, adjusted operating margin1 of 18.7%, including 300 bps impact of PACU benefit
•Reinstatement of quarterly dividend of $0.154 per share, in-line with dividend level prior to suspension

Montreal, Wednesday, May 5, 2021 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the first quarter ended April 4, 2021.

“Our first quarter results reflected a strong start to 2021 as continued benefits from our Back to Basics strategy supported sell-through across all channels and drove strong operating margin performance, allowing us to deliver net earnings significantly above prior year and first quarter 2019 levels” said Gildan President and CEO, Glenn J. Chamandy. “While large events have not yet restarted, we continue to be encouraged by the strength of our imprintables business and on the retail side we were pleased with strong double-digit growth in underwear and activewear sales compared to the first quarters of 2020 and 2019.”

Overall, the Company generated $590 million in sales, up 28% over last year and down approximately 5% from the first quarter of 2019. Gross margin in the quarter of 32.0% and adjusted gross margin1 of 31.1% were up 880 bps and 650 bps, respectively, over the same quarter last year. Compared to the first quarter of 2019, gross margin was up 620 bps and 530 bps on an adjusted basis. Margin performance in the quarter was enhanced by the positive impact of an approximate $18 million (300 bps) accrual of a one-time payment from the USDA related to its Pandemic Assistance for Cotton Users (PACU) program. Further, despite higher sales in the quarter, we kept our selling, general and administrative (SG&A) expenses flat compared to last year, which translated to SG&A as a percentage of sales of 12.4% in the quarter, a strong improvement over the same quarters in 2020 and 2019. Consequently, we delivered GAAP diluted EPS of $0.50 and adjusted diluted EPS of $0.48, including the $0.09 per share PACU benefit. Before reflecting the PACU accrual, adjusted diluted EPS of $0.39 in the quarter significantly exceeded adjusted diluted EPS of $0.06 and $0.16 in the first quarters of 2020 and 2019, respectively.

During the first quarter, we generated strong free cash flow1 of $38 million and our available liquidity position at the end of the quarter remained at $1.6 billion. Net debt1 totaled $541.6 million and our net debt to adjusted EBITDA1 ratio decreased to 2.1 from 3.5 at the end of 2020 for external reporting purposes. After reflecting debt covenant adjustments, which exclude the impact of the second quarter of 2020, the Company's net debt leverage ratio1 was 1.1. Effective April 5, 2021, the Company is no longer required to comply with the restrictions and provisions established in June of 2020 when the Company amended its loan agreements to obtain temporary COVID-related covenant relief. Furthermore, subsequent to the quarter-end, the Company repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. Lastly, today we announced that our Board of Directors has approved the reinstatement of the Company’s quarterly dividend of $0.154 per share, in line with Gildan’s previous cash dividend rate prior to suspending these payments after the first quarter of 2020. The Board’s action to reinstate dividend payments reflects increased confidence from the strong recovery so far, the Company’s solid foundation for future cash flow generation, and the improvement in the Company's reported net debt leverage ratio which has come down near the high end of the Company’s historical target range of one to two times net debt to adjusted EBITDA for the trailing twelve month period. The Board will assess further capital returns to shareholders through the potential reinstatement of our share repurchase program when we gain further visibility on the COVID-19 recovery outlook and when the Company’s debt leverage ratio falls well within its historical target range.

Q1 2021 Operating Results
Net sales for the first quarter ending April 4, 2021, of $589.6 million were up 28.4% compared to the first quarter of 2020, consisting of activewear sales of $484.6 million, up 30.1%, and sales of $105.0 million in the hosiery and underwear category, up 21.4%. The increase in activewear sales was driven by double digit unit sales volume growth in North American and international imprintables markets and activewear sold in retail channels, as well as favourable product-mix, partly offset by lower net selling prices. Imprintables volume growth reflected the impact of net restocking by distributors and positive point-of-sales (POS) compared to the first quarter last year. Compared to the first quarter of 2019, POS in the U.S. and international markets remained relatively stable with the levels we saw entering the quarter, down 10% to 15% over 2019. The increase in the hosiery and underwear category was driven by the strength of our underwear sales which reflected strong double-digit volume growth over both the first quarters of 2020 and 2019.

Our reported gross margin in the first quarter was 32.0% compared to gross margin of 23.2% in the first quarter of 2020. Adjusted gross margin totaled 31.1% in the quarter, up 650 bps from adjusted gross margin of 24.6% in the first quarter last year. The significant year-over-year increase was mainly due to the non-recurrence of COVID-related charges incurred in the first quarter of 2020, the impact of the PACU benefit, lower raw material costs, favourable product mix, and the benefit of Back to Basics initiatives. The positive impact of these factors more than offset the impact of lower imprintables net selling prices. Excluding the impact of the one-time PACU benefit (300 bps), adjusted gross margin in the quarter totaled 28.1%.

SG&A expenses for the first quarter of $73.4 million, or 12.4% of sales, were down slightly by $0.5 million compared to SG&A expenses of $73.9 million, or 16.1% of sales for the same quarter last year. The year-over-year reduction reflected cost savings stemming from our Back to Basics initiatives offset by higher variable compensation expenses.

We generated operating income of $113.8 million, or 19.3% of sales, in the first quarter of 2021 compared to an operating loss of $92.3 million last year. Adjusted operating income1 totaled $110.3 million, or 18.7% of sales, compared to $19.9 million, or 4.3% of sales, last year, driven by the impact of higher sales and adjusted gross margin and the benefit of the non-recurrence of the impairment of trade accounts receivable of $20.8 million recorded in the first quarter of 2020. Net financial expenses of $10.8 million were up $2.9 million over the prior year, mainly due to fees incurred in connection with the amendments made to our long-term debt facilities and the impact of foreign exchange. Consequently, we reported net earnings of $98.5 million, or $0.50 per share on a diluted basis, for the three months ended April 4, 2021 and adjusted net earnings1 of $95.0 million, or $0.48 per share on a diluted basis, compared to a net loss of $99.3 million, or $0.50 per diluted share, and adjusted net earnings of $11.2 million, or $0.06 per diluted share, respectively, in the first quarter last year.

We generated strong free cash flow of $38 million in the first quarter 2021, compared to $235 million of free cash flow consumed in the first quarter of 2020. Historically, the first quarter is a period during which the Company consumes free cash flow due to higher working capital requirements to build inventories to support seasonal summer sales. The increase in free cash flow in the first quarter compared to last year was primarily due to higher operating earnings, a lower inventory build in the quarter, a net cash impact of $30 million from insurance proceeds, and lower capital expenditures compared to last year. While benefits from the Company's Back to Basics initiatives are translating to more efficient inventory management, higher than anticipated sales also contributed to a lower than planned increase in inventory levels in the quarter.

Current Market Environment
Our POS in imprintables channels as we moved from the first quarter into the second quarter has been running slightly better, with overall POS in U.S. and international markets down approximately 10% compared to pre-pandemic 2019 levels. In retail, sales in all product categories are tracking above prior year levels. Overall, we are encouraged by the economic recovery we are seeing related to continued re-openings, the impact of U.S. stimulus on consumer demand, and the strong progress of the vaccine rollout in the U.S. However, large gatherings have not yet restarted and on the supply chain side we are monitoring labour shortages in the U.S. affecting certain industries, including yarn spinners, tightness in raw material inputs, as well as the impact of port backlogs and transportation-related factors globally.

Consequently, we remain cautious regarding the pace of overall recovery. Nonetheless, we are confident that the combination of the steps we took during the crisis in 2020 and the strength of our Back to Basics strategy is positioning us well to capitalize on market share opportunities and create value for our shareholders over the long-term.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.154 per share, payable on June 21, 2021 to shareholders of record as of May 27, 2021. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data
As at April 30, 2021, there were 198,429,822 common shares issued and outstanding along with 3,519,127 stock options and 17,818 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss the Company's first quarter 2021 results today at 5:00 PM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 4652399#. A replay will be available for 7 days starting at 8:00 PM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q1 2021	Q1 2020	Variation (%)
Net sales	589.6	459.1	28.4%
Gross profit	188.5	106.5	77.0%
Adjusted gross profit(1)	183.5	114.5	60.3%
SG&A expenses	73.4	73.9	(0.7)%
(Reversal of impairment) Impairment of trade accounts receivable	(0.2)	20.8	n.m.
Restructuring and acquisition-related costs	1.5	10.2	(85.3)%
Impairment of goodwill and intangible assets	—	94.0	n.m.
Operating income (loss)	113.8	(92.3)	n.m.
Adjusted operating income(1)	110.3	19.9	n.m.
Adjusted EBITDA(1)	145.8	50.2	n.m.
Financial expenses	10.8	7.9	36.7%
Income tax expense (recovery)	4.4	(0.9)	n.m.
Net earnings (loss)	98.5	(99.3)	n.m.
Adjusted net earnings(1)	95.0	11.2	n.m.

Basic EPS	0.50	(0.50)	n.m.
Diluted EPS	0.50	(0.50)	n.m.
Adjusted diluted EPS(1)	0.48	0.06	n.m.

Gross margin	32.0%	23.2%	8.8 pp
Adjusted gross margin(1)	31.1%	24.6%	6.5 pp
SG&A expenses as a percentage of sales	12.4%	16.1%	(3.7) pp
Operating margin	19.3%	(20.1)%	39.4 pp
Adjusted operating margin(1)	18.7%	4.3%	14.4 pp

Cash flows from (used in) operating activities	20.6	(209.4)	n.m.
Capital expenditures	(13.1)	(25.6)	(48.8)%
Free cash flow(1)	37.6	(235.0)	n.m.
n.m. = not meaningful

As at	Apr 4, 2021	Jan 3, 2021
Inventories	736.4	728.0
Trade accounts receivable	268.6	196.5
Net indebtedness(1)	541.6	577.2
Net debt leverage ratio(1)(2)	2.1	3.5
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.1 at April 4, 2021.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q1 2021	Q1 2020	Variation (%)
Activewear	484.6	372.6	30.1%
Hosiery and underwear	105.0	86.5	21.4%
	589.6	459.1	28.4%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2021	Q1 2020	Variation (%)
United States	508.7	389.3	30.7%
Canada	22.6	16.3	38.7%
International	58.3	53.4	9.2%
	589.6	459.0	28.4%

Definition and Reconciliation of Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except as otherwise discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of personal protective equipment (PPE) stock-keeping unit (SKUs), the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q1 2021	Q1 2020
Net earnings (loss)	98.5	(99.3)
Adjustments for:
Restructuring and acquisition-related costs	1.5	10.2
Impairment of goodwill and intangible assets	—	94.0
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(2)	(6.2)	—
Income tax recovery relating to the above-noted adjustments	—	(1.7)
Adjusted net earnings	95.0	11.2
Basic EPS	0.50	(0.50)
Diluted EPS	0.50	(0.50)
Adjusted diluted EPS	0.48	0.06
(1) Includes $1.2 million (2020 - $8.0 million) of charges related to the Company’s strategic initiatives to significantly reduce its product line SKU counts. For the three months ended March 29, 2020, the $8.0 million charge includes the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs which reduced net sales by $6.2 million and cost of sales by $3.4 million.
(2) Net insurance gains are related to the two hurricanes that occurred in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment, equipment repairs, salary and benefits continuation for idle employees, and other costs, and unabsorbed salary, benefits, and overhead costs, that resulted from related production interruptions.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q1 2021	Q1 2020
Gross profit	188.5	106.5
Adjustments for:
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(1)	(6.2)	—
Adjusted gross profit	183.5	114.5
Gross margin	32.0%	23.2%
Adjusted gross margin(2)	31.1%	24.6%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q1 2021	Q1 2020
Operating income (loss)	113.8	(92.3)
Adjustment for:
Restructuring and acquisition-related costs	1.5	10.2
Impairment of goodwill and intangible assets	—	94.0
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(1)	(6.2)	—
Adjusted operating income	110.3	19.9
Operating margin	19.3%	(20.1)%
Adjusted operating margin(2)	18.7%	4.3%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q1 2021	Q1 2020
Net earnings (loss)	98.5	(99.3)
Restructuring and acquisition-related costs	1.5	10.2
Impairment of goodwill and intangible assets	—	94.0
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(1)	(6.2)	—
Depreciation and amortization	35.6	30.3
Financial expenses, net	10.8	7.9
Income tax expense (recovery)	4.4	(0.9)
Adjusted EBITDA	145.8	50.2
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2021	Q1 2020
Cash flows from (used in) operating activities	20.6	(209.4)
Cash flows from (used in) investing activities	17.0	(25.6)
Adjustment for:
Business acquisitions	—	—
Free cash flow	37.6	(235.0)

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Apr 4, 2021	Jan 3, 2021
Long-term debt and total bank indebtedness	1,000.0	1,000.0
Lease obligations	77.6	82.5
Total indebtedness	1,077.6	1,082.5
Cash and cash equivalents	(536.0)	(505.3)
Net indebtedness	541.6	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. Due to the current economic environment, the Company is currently slightly above its target year-end range. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Apr 4, 2021	Jan 3, 2021
Adjusted EBITDA for the trailing twelve months	260.8	165.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	260.8	165.1
Net indebtedness	541.6	577.2
Net debt leverage ratio(1)	2.1	3.5
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.1 at April 4, 2021.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. With approximately 46,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Communications & Marketing (514) 343-8814 ggosselin@gildan.com

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